September 27, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

            Re:   Organic Sales and Marketing, Inc.
                  Amendment No. 4 to Registration
                  Statement on Form 10-SB File No. 1-33386
                  ----------------------------------------

Dear Mr. Owings:

      We are counsel to Organic Sales and Marketing, Inc. (the "Company"). Today, the Company filed with the Commission, Amendment No. 4 to its Registration Statement on Form 10-SB.

      The Company hereby responds to the comments contained in your September 18, 2007 comment letter. Response numbers correspond to the comment numbers in your letter. The Company also encloses for the convenience of the staff, courtesy copies of the revised portions of the 10-SB marked to show the changes from the previous amendment.

Item 1.  Business of Issuer, page 2

      1. We note your reference to your current relationship with Clear Channel, Citadel, and Entercom network as being the basis of possibly expanding the number of stations that carry your gardening show. Please expand your discussion to explain in greater detail your relationship with these radio networks.

Response

      The relevant discussion has been expanded to elaborate on the basis for the Company's claims regarding its relationship with the listed radio networks.


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

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 27, 2007

Item 2. Organic Fertilizer Market, page 5

      2. We note your statement that "[a]ccording to its 2006 report of fourth-quarter/year end results, Land O'Lakes Inc. (the parent corporation) has over 30 manufacturing facilities, and 70 distribution centers, which contribute overall 7.3 billion dollars in annual sales." We were unable to confirm your statement from a review of Land O'Lakes Inc.'s annual report on Form 10-K filed with the commission. In addition, inclusion of this information is unclear given the relatively minor contribution of the fertilizer activities to Land O'Lakes business. Please revise or advise us.

Response

      The langue regarding Land O'Lakes, Inc.'s manufacturing facilities, distribution centers and annual sales has been deleted. However, we have enclosed as supplemental information, a copy of a portion of a news release which provided the basis in our previous disclosure of Land O'Lakes, Inc's full year sales of $7.3 billion.

      The Company acknowledges that: (i) it is responsible for the adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Kindly direct any responsive correspondence to the undersigned.

                                            Very truly yours,

                                            Paul Chernis

PC/kd


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